EXHIBIT 99.1

Commission File Number 001-31914

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS CHAIRMAN OF THE BOARD

BY THE CBIRC AND RESIGNATION OF NON-EXECUTIVE

DIRECTOR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 27 April 2022.

At the first extraordinary general meeting 2022 of the Company held on 27 April 2022 (the “EGM”), Mr. Bai Tao was elected as an Executive Director of the seventh session of the board of directors of the Company (the “Board”), and at the eleventh meeting of the seventh session of the Board held on the same day, Mr. Bai Tao was elected as the Chairman of the Board of the Company.

The Company has recently received the approval of qualification of Mr. Bai Tao issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Mr. Bai Tao as the Chairman of the Board of the Company has been approved by the CBIRC and his term of service commenced on 31 May 2022. For the biographical details of Mr. Bai Tao, please refer to the announcement of the Company dated 8 March 2022 and the circular of the EGM dated 11 March 2022.

In addition, due to the reason of age, Mr. Yuan Changqing tendered his resignation as a Non-executive Director of the Company on 1 June 2022, which took effect on the same day. Mr. Yuan Changqing has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Yuan Changqing for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 2 June 2022

Commission File Number 001-31914

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao